FOR IMMEDIATE RELEASE

CONTACT:

Ralph D. McRae
Chairman and CEO
Leading Brands, Inc.
Tel: (604) 685-5200 ext. 238
Email: rmcrae@LBIX.com

LEADING BRANDS, INC. RESPONDS TO
SECOND PRESS RELEASE ISSUED BY
FUTURISTIC BRANDS

Arbitration Demand by Futuristic an Attempt to Avoid Paying
Leading Brands of America, Inc. More Than
$1,000,000US under License Agreement

VANCOUVER, CANADA, April 12, 2004, LEADING BRANDS, INC. (NASDAQ: LBIX), North America’s only fully integrated premium beverage company, responded to yet another spurious news release issued by Futuristic Brands USA, Inc., (“Futuristic”) reporting that Futuristic had issued an arbitration demand against Leading Brands of America, Inc (“LBAI”).

Futuristic claims that LBAI has failed to abide by a Federal Court ordered arbitration. That statement is untrue and the other allegations made in the Futuristic news release are completely without merit.

This news release is another in a series of pronouncements designed by Futuristic and its principal Thomas Lines to attempt to harm Leading Brands and improperly influence the market for its securities. The company is taking the appropriate steps to address those activities.

If Futuristic truly wished to terminate its license agreement with LBAI, it could do so by paying approximately $1,000,000 US as required by the terms of that agreement. It has chosen otherwise. LBAI will continue to oppose the transparent attempts by Futuristic to avoid its financial obligations. The Company and its CEO Ralph McRae will seek redress for the libelous comments made by Futuristic and Lines in this latest release, and elsewhere.

Leading Brands believes that these disputes will not have a material consequence to the Company or its business. The Company will continue to provide updates in its newsletter on the first of most months, posted at www.LBIX.com.

About Leading Brands, Inc.

Leading Brands, Inc. (NASDAQ:LBIX) is North America’s only fully integrated premium beverage company. The Company’s unique Integrated Distribution System (IDS) ™ offers turnkey, one-stop shopping to food and beverage brand owners, including manufacturing, distribution, sales/marketing and licensing. In addition, Leading Brands produces their own line of beverages such as TREK®, Pez® 100% Juices™, Soy2O™, Country Harvest® Juices, Caesar’s® Bloody Caesar Cocktails, and Cool Canadian® Water.

Statements in this news release that are not historical are to be regarded as forward-looking statements which are subject to risks and uncertainties that could cause actual results to differ materially. Such risks and uncertainties with respect to the Company’s business include general economic conditions, weather conditions, changing beverage consumption trends, pricing, and the availability of raw materials and economic uncertainties, including currency.

We Build Brands™
©2004 Leading Brands, Inc.